[Letterhead of PRG-Schultz International, Inc.]
September 14, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	PRG-Schultz International, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Definitive Proxy filed April 23, 2009 File No. 000-28000
Dear Mr. O’Brien:
     Consistent with the terms of the letter dated September 3, 2009 from the Securities and Exchange Commission (the “SEC”) and confirming the conversation on September 11, 2009 between Vic Allums, our General Counsel, and Melissa Rocha in your office, PRG-Schultz International, Inc. intends to submit its response to the SEC’s letter on or before October 2, 2009. Thank you.
Sincerely,
/s/ Robert B. Lee
Robert B. Lee
Chief Financial Officer and Treasurer
cc: Victor A. Allums